UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

December 23, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ R. Achmad Faisal

----------------------------------------------------

R. Achmad Faisal

Acting (PGS) VP Investor Relation

No.:Tel.143/LP 000/DCI-M0200000/2022

Jakarta, 23 December 2022

To

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re	:	Groundbreaking the Construction of NeutraDC Hyperscale Data Center Batam by PT Telkom Data Ekosistem

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concering Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Groundbreaking NeutraDC Hyperscale Data Center Batam by PT Telkom Data Ekosistem
2.	Date	21 December 2022
3.	Description

On 21 December 2022, PT Telkom Data Ekosistem (“TDE”) subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”), conducted a groundbreaking for the construction of NeutraDC Hyperscale Data Center Batam (HDC Batam) in the Kabil Industrial Estate, Batam. The construction of HDC Batam will be conducted on top of 8 Ha land with total of 3 campuses. In the first phase of the construction of HDC Batam, the estimated IT Load Capacity is 20MW.

The total IT load of HDC Batam in the future will reach 51MW using the renewable energy that are harmless to the environment and also adopting multi-tier system. HDC Batam Ecosystem will also be supported by our submarine cable ecosystem such as Batam Singapore Cable System (BSCS), and Indonesia Global Gateway (IGG) and there will also be additional submarine cable construction in the near future. HDC Batam will also provide modular system that will be equipped with the Building Management System, so customer will be able to choose many services with various tier based on their needs.

4.	The Impact of the Events

By building HDC Batam, it will be the second biggest data center owned by Telkom in terms of capacity, also become the third Hyperscale data center that will be managed by TDE after Hyperscale Data Center Cikarang and Telin 3 Singapore.

5.	Others

The development of TelkomGroup’s data center business in Batam will support the long-term plan of data center NeutraDC business development and further increase TelkomGroup’s data center business competitive advantage.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Raden Achmad Faisal

Raden Achmad Faisal

PGS VP INVESTOR RELATIONS

CC:

1.	PT Bursa Efek Indonesia through IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.